Thomas M. McGeehan Executive Vice President Chief Financial Officer

May 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler
Johnny Gharib

Re:	Global Indemnity plc
Registration Statement on Form S-3
File No. 333-202804
Acceleration Request
	Requested Date:	May 5, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Indemnity plc (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-202804) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 1, 2015

Please provide a copy of the Commission’s order declaring the registration statement effective to Katherine A. Martin, Esq. and Lisa L. Stimmell, Esq. via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

[Signature page follows]

* * * *

Sincerely,
Global Indemnity

/s/ Thomas M. McGeehan

Thomas M. McGeehan
Chief Financial Officer

cc:	Katharine A. Martin
Wilson Sonsini Goodrich & Rosati, P.C.